CLIFFORD CHANCE US LLP
31 West 52nd Street
New York, New York 10019
Sender’s telephone: 212.878.8014
Sender’s fax: 212.878.8375
October 9, 2007
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn:    Amanda McManus
Division of Corporation Finance
Re:    TAM Capital Inc., TAM S.A. and TAM Linhas Aéreas S.A.
Registration Statement on Form F-4
Filed on August 31, 2007
Response to Staff Comment Letter dated September 20, 2007
Dear Ms. McManus:
            Thank you for your letter dated September 20, 2007 setting forth the comments of the staff (the “Staff”) of the Securities and Exchange Commission to the registration statement (the “Registration Statement”) of TAM Capital Inc., TAM S.A. and TAM Linhas Aéreas S.A. (the “Registrants”) on Form F-4 filed on August 31, 2007.
            Concurrent with the delivery of this letter, the Registrants have today filed an amendment to the Registration Statement on EDGAR (“Amendment No. 1”).
            The Registrant’s responses to the Staff's comments are set forth below. For your convenience, we have re-typed in italics the Staff’s comment preceding each response. References to page numbers in our responses below are references to pages in the marked version of the Registration Statement.
General

1.	We note that you are registering the senior guaranteed notes in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1989). See also Morgan Stanley & Co. Inc, SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter, submitted on EDGAR, stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

We have filed a supplemental letter stating the matters that the Staff requested on EDGAR today.

2.	Please include the signatures for the Chief Accounting Officers as required by Form F-4.
            The signatures of Cristina Anne Betts, Chief Accounting Officer of the Registrants has been included in Amendment No. 1.

Securities and Exchange Commission
October 9, 2007

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            Finally, we hereby confirm that we contacted the EDGAR Filing Support desk who instructed us to use a single registration number for TAM S.A. on the face of Amendment No. 1 and confirmed that the desk would allocate additional registration numbers to TAM Capital Inc. and TAM Linhas Aéreas S.A. following receipt of this filing.
            Please direct any comments or questions to the undersigned at 212.878.8014.
Sincerely yours,
/s/  Sara Hanks
Sara Hanks